Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

October 4, 2023

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Mark Wojciechowski and John Cannarella

Re:	OPAL Fuels Inc. Form 10-K for the Fiscal Year ended December 31, 2022 Filed March 29, 2023

File No. 001-40272

Gentlemen:

We are in receipt of your correspondence dated September 15, 2023, with respect to the above referenced filing. OPAL Fuels Inc. (the “Company”) is preparing sample disclosure proposed to be used in future Exchange Act filings in response to the comments received, and respectfully requests an extension of time to respond to your comments until October 13, 2023.

Please call me at (212) 634-3085 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Edward Welch
Edward Welch
Sheppard, Mullin, Richter & Hampton LLP